EXHIBIT 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NAVISITE, INC.,

UNION ACQUISITION CORP.,

AND

CONXION CORPORATION

MARCH 26, 2003

TABLE OF CONTENTS

ARTICLE I THE MERGER		1
1.1	The Merger	1
1.2	The Closing	1
1.3	Actions at the Closing	1
1.4	Additional Action	1
1.5	Conversion of Company Shares	1
1.6	Termination of Company Options	2
1.7	Dissenting Shares	2
1.8	Articles of Incorporation and By-laws	2
1.9	Exchange Procedures	3
1.10	Closing of Transfer Books	4

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY		4
2.1	Organization, Qualification and Corporate Power	4
2.2	Capitalization	4
2.3	Authorization of Transaction	5
2.4	Noncontravention	5
2.5	Subsidiaries	6
2.6	Financial Statements	6
2.7	Absence of Certain Changes	6
2.8	Undisclosed Liabilities	6
2.9	Tax Matters	7
2.10	Assets	7
2.11	Owned Real Property	7
2.12	Real Property Leases	7
2.13	Intellectual Property	7
2.14	Contracts	9
2.15	Accounts Receivable	10
2.16	Insurance	10
2.17	Litigation	10
2.18	Employees	10
2.19	Employee Benefits	10
2.20	Environmental Matters	11
2.21	Legal Compliance	11
2.22	Certain Business Relationships With Affiliates	11
2.23	Brokers’ Fees	11
2.24	Books and Records	11

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE TRANSITORY SUBSIDIARY		12
3.1	Organization and Corporate Power	12
3.2	Authorization of Transaction	12
3.3	Noncontravention	12
3.4	Brokers’ Fees	12
3.5	Financing	12

ARTICLE IV COVENANTS		12
4.1	Closing Efforts	12

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4.2	Governmental Notices and Consents	13
4.3	Shareholder Approval	13
4.4	Operation of Business	13
4.5	Access to Information	15
4.6	Notice of Breaches	15
4.7	Exclusivity	15
4.8	Expenses	16
4.9	Surviving Corporation Indemnification of Company Officers and Directors	16

ARTICLE V CONDITIONS TO CONSUMMATION OF MERGER		16
5.1	Conditions to Each Party’s Obligations	16
5.2	Conditions to Obligations of the Buyer and the Transitory Subsidiary	16
5.3	Conditions to Obligations of the Company	18

ARTICLE VI TERMINATION		18
6.1	Termination of Agreement	18
6.2	Effect of Termination	19

ARTICLE VII DEFINITIONS		19

ARTICLE VIII MISCELLANEOUS		24
8.1	Survival	24
8.2	Press Releases and Announcements	24
8.3	No Third Party Beneficiaries	24
8.4	Entire Agreement	25
8.5	Succession and Assignment	25
8.6	Counterparts and Facsimile Signature	25
8.7	Headings	25
8.8	Notices	25
8.9	Governing Law	26
8.10	Amendments and Waivers	26
8.11	Severability	26
8.12	Construction	26

Exhibits and Schedules

Company Disclosure Schedule

Exhibit A – Opinion of Counsel to the Company

Exhibit B – WilTel Binding Letter of Intent

Exhibit C – Salerno Release Agreement

Exhibit D – Alliant Termination and Release Agreement

Exhibit E – William Dyer Release Agreement

Exhibit F – Liran Gordon Release Agreement

Exhibit G – Timothy Campbell Release Agreement

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, entered into as of March 26, 2003 (this “Agreement”), by and among NaviSite, Inc., a Delaware corporation (the “Buyer”), Union Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Buyer (the “Transitory Subsidiary”), and Conxion Corporation, a California corporation (the “Company”).

WHEREAS, this Agreement contemplates a merger of the Transitory Subsidiary into the Company whereby the shareholders of the Company will receive cash in exchange for their capital stock of the Company.

NOW, THEREFORE, in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

ARTICLE I

THE MERGER

1.1 The Merger. Upon and subject to the terms and conditions of this Agreement, the Transitory Subsidiary shall merge with and into the Company at the Effective Time. From and after the Effective Time, the separate corporate existence of the Transitory Subsidiary shall cease and the Company shall continue as the Surviving Corporation. The Merger shall have the effects set forth in Section 1107 of the California General Corporation Law.

1.2 The Closing. The Closing shall take place at the offices of Hale and Dorr LLP, 60 State Street, Boston, MA 02109, commencing at 9:00 a.m. local time on the Closing Date.

1.3 Actions at the Closing. At the Closing:

(a) the Company shall deliver to the Buyer and the Transitory Subsidiary the various certificates, instruments and documents referred to in Section 5.2;

(b) the Buyer and the Transitory Subsidiary shall deliver to the Company the various certificates, instruments and documents referred to in Section 5.3;

(c) the Surviving Corporation shall file with the Secretary of State of the State of California and the Secretary of State of the State of Delaware the applicable Merger Filings; and

(d) subject to Sections 1.7 and 1.9, the Buyer shall pay or cause to be paid to each holder of Preferred Shares represented by Early Surrendered Certificates, the Preferred Payment Amount payable in respect of such Preferred Shares.

1.4 Additional Action. The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or the Transitory Subsidiary, in order to consummate the transactions contemplated by this Agreement.

1.5 Conversion of Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holder of any of the following securities:

(a) Each Common Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be converted into and represent the right to receive an amount per share equal to the quotient of (i) $192,500 over (ii) the number of Common Shares issued and outstanding immediately prior to the Effective Time.

(b) Each Preferred Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be converted into and represent the right to receive an amount per share equal to the quotient of (i) $1,732,500 over (ii) the number of Preferred Shares issued and outstanding immediately prior to the Effective Time (the “Preferred Payment Amount”).

(c) Each Company Share held in the Company’s treasury immediately prior to the Effective Time and each Company Share owned beneficially by the Buyer or the Transitory Subsidiary shall be cancelled and retired without payment of any consideration therefor.

(d) Each share of common stock, $0.01 par value per share, of the Transitory Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter evidence one share of common stock, $0.01 par value per share, of the Surviving Corporation.

1.6 Termination of Company Options. Effective not later than March 13, 2003, the Company shall cause each outstanding Company Option to terminate in accordance with the terms of the applicable Company Stock Plan pursuant to which such Company Option was granted. Effective not later than the Effective Time each Company Stock Plan shall be terminated.

1.7 Dissenting Shares.

(a) Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration, unless such Company Shareholder’s right to appraisal shall have ceased in accordance with Section 1309 of the California General Corporation Law. If such Company Shareholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then, as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration payable in respect of such Company Shares or Subject Common Shares pursuant to Sections 1.5.

(b) The Company shall give the Buyer (i) prompt notice of any written demands for appraisal of any Company Shares, withdrawals of such demands, and any other instruments that relate to such demands received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the California General Corporation Law. The Company shall not, except with the prior written consent of the Buyer, make any payment with respect to any demands for appraisal of Company Shares or offer to settle or settle any such demands.

1.8 Articles of Incorporation and By-laws.

(a) The Articles of Incorporation of the Surviving Corporation immediately following the Effective Time shall be the same as the Certificate of Incorporation of the Transitory Subsidiary immediately prior to the Effective Time (with such changes as may be required to comply and/or to conform with California General Corporation Law), except that (i) the name of the corporation set forth therein shall be changed to the name of the Company and (ii) the indemnification provisions contained in the Surviving Corporation’s Articles of Incorporation shall provide for indemnification, in all material respects, as the provisions contained in the Company’s Articles of Incorporation.

(b) The By-laws of the Surviving Corporation immediately following the Effective Time shall be the same as the By-laws of the Transitory Subsidiary immediately prior to the Effective Time (with such changes as may be required to comply and/or to conform with California General

Corporation Law), except that the name of the corporation set forth therein shall be changed to the name of the Company.

1.9 Exchange Procedures. The procedures for exchanging outstanding Common Shares and Preferred Shares pursuant to the Merger are as follows:

(a) Not later than five business days following the Closing Date, the Surviving Corporation shall deliver or cause to be delivered, to each holder of record of a certificate or certificates representing Common Shares and, to the extent that a holder of record of a certificate or certificates representing Preferred Shares has not previously surrendered such certificate or certificates to the Surviving Corporation prior to the Closing Date (such surrendered certificate or certificates, “Early Surrendered Certificates”), to each holder of record of a certificate or certificates representing Preferred Shares, in each case determined immediately prior to the Effective Time (each, a “Certificate”): (A) a letter of transmittal that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Surviving Corporation and shall be in such form and have such other provisions as the Buyer may reasonably specify, and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Surviving Corporation or to such agent or agents as may be appointed by the Surviving Corporation, together, in the case of Certificates that are not Early Surrendered Certificates, with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive, and the Surviving Corporation shall deliver in exchange therefor, the applicable Merger Consideration and the Certificate so surrendered shall forthwith be canceled. Payment of the Merger Consideration in respect of Common Shares and Preferred Shares shall be made by the Buyer (i) in the case of Preferred Shares represented by Early Surrendered Certificates, on the Closing Date by wire transfer to an account specified to the Buyer in writing by the record holder of such Early Surrendered Certificates at least two business days prior to the Closing Date and (ii) in the case of Common Shares and Preferred Shares (other than Preferred Shares represented by Early Surrendered Certificates), as soon as the practicable following surrender of such Certificates and the applicable letter of transmittal, and in no case more than 10 business days from the date of such surrender, by check to the address set forth in the letter of transmittal. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented Company Shares will be deemed from and after the Effective Time, to evidence only the right to receive the Merger Consideration in respect of each such share (subject to Section 1.7).

(b) At the Effective Time, Company Shares shall no longer be issued and outstanding and shall automatically be cancelled and retired and shall cease to exist (subject to Section 1.7). The Merger Consideration when delivered upon the surrender for exchange of Certificates representing Company Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares, and there shall be no further registration of transfers on the records of the Surviving Corporation.

(c) In the event any Certificates shall have been lost, stolen or destroyed, the Buyer shall pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit in a form reasonably satisfactory to the Buyer of that fact by the holder thereof, the amount of Merger Consideration as may payable with respect to such Certificate pursuant to this Article I; provided, however, that the Buyer may, in its discretion and as a condition precedent to the issuance thereof, require the owner of any such lost, stolen or destroyed Certificates to deliver a bond (or such other indemnity agreement) in such sum as the Buyer may reasonably direct as indemnity against any claim that may be made against the Buyer or the Surviving Corporation with respect to the Certificates alleged to have been lost, stolen or destroyed.

(d) If any payment is to be made to a person other than the holder in whose name the Certificate surrendered in exchange therefor is registered, it will be a condition of the payment thereof that the Certificate so surrendered will be properly endorsed and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) No interest shall accrue or be paid on the Merger Consideration.

1.10 Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Shares shall thereafter be made. If, after the Effective Time, certificates formerly representing Company Shares are presented to the Buyer or the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration, subject to Section 1.7 in the case of Dissenting Shares and to applicable law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer that, except as set forth in the Disclosure Schedule, the statements contained in this Article II are true and correct as of the date of this Agreement The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II. The disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections or subsections in this Article II only to the extent it is reasonably apparent from a reading of such disclosure that such disclosure qualifies such other section or subsection in the Disclosure Schedule.

2.1 Organization, Qualification and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Company is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of the Company’s businesses requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had a Company Material Adverse Effect. The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has furnished to the Buyer complete and accurate copies of the Company’s Articles of Incorporation and By-laws. The Company is not in default under or in violation of any provision of its Articles of Incorporation or By-laws.

2.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 500,000,000 Common Shares, of which 105,849,465 shares are issued and outstanding and no shares are held in the treasury of the Company, and (ii) 29,382,718 Preferred Shares, of which (A) 16,543,210 shares are designated as Series A Preferred Stock, of which 10,370,372 shares are issued and outstanding and (B) 12,839,508 shares are designated as Series A-1 Preferred Stock, none of which are issued and outstanding.

(b) Section 2.2 of the Disclosure Schedule sets forth a complete and accurate list, as of the date of the Agreement, of the holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each shareholder and (for shares other than Common Shares) the number of Common Shares (if any) into which such shares are convertible.

(c) Section 2.2 of the Disclosure Schedule sets forth a complete and accurate list of all holders of outstanding Company Warrants, indicating with respect to each Company Warrant the agreement or other document under which it was granted, the number of shares of capital stock, and the class or series of such shares, subject to such Company Warrant. The Company has provided to the Buyer complete and accurate copies of all Company Warrants.

(d) Except as set forth in the Company’s Articles of Incorporation, (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding; (ii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company; (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof and (iv) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company.

(e) There is no agreement between the Company and any holder of its securities, or, to the knowledge of the Company, among any holders of its securities, relating to the sale or transfer, registration under the Securities Act, or voting, of the capital stock of the Company.

(f) All outstanding Company Options terminated as of March 13, 2003, pursuant to the terms of the Company Option Plans and the applicable termination notice given thereunder on February 26, 2003 and, as a result, the holder of such option shall have no further rights under his, her or its respective option agreement or under the applicable Company Option Plan.

2.3 Authorization of Transaction. The Company has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and, subject to obtaining the Requisite Shareholder Approval, the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and in full compliance with all applicable laws. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief and equitable remedies.

2.4 Noncontravention. Subject to (i) the filing of the Merger Filings as required by the California General Corporation Law and the Delaware General Corporation Law statute and (ii) the Company obtaining the Requisite Shareholder Approval, neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of the transactions contemplated hereby, will (a) conflict with or violate any provision of the Articles of Incorporation or By-laws of the Company or the charter, by-laws or other organizational document of any Subsidiary, (b) to the knowledge of the Company require on the part of the Company or any Subsidiary any notice to or filing with, or any Permit of, any Governmental Entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any material contract or material instrument to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or to which any of their respective assets is subject, (d) result in the imposition of any Security Interest upon any material assets of the Company or any Subsidiary, (e) to the knowledge of the Company violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Subsidiary or any of their respective properties or assets or (f) cause the release or disclosure of Company Intellectual Property to any third party.

2.5 Subsidiaries.

(a) Section 2.5 of the Disclosure Schedule sets forth each Subsidiary of the Company. All of the issued and outstanding capital stock of each Subsidiary is held of record or owned beneficially by either the Company or any Subsidiary and are held or owned free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), claims, Security Interests, options, warrants, rights, contracts, calls, commitments, equities and demands.

(b) Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Subsidiary is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its businesses requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had a Company Material Adverse Effect. Each Subsidiary has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has delivered to the Buyer complete and accurate copies of the charter, by-laws or other organizational documents of each Subsidiary. No Subsidiary is in default under or in violation of any provision of its charter, by-laws or other organizational documents.

(c) The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Subsidiary (other than marketable securities held by the Company and reflected on its most recent balance sheet).

2.6 Financial Statements. The Company has provided to the Buyer the Financial Statements. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, fairly present the consolidated financial condition, results of operations and cash flows of the Company and the Subsidiaries as of the respective dates thereof and for the periods referred to therein and are consistent with the books and records of the Company and the Subsidiaries; provided, however, that the Financial Statements referred to in clause (b) of the definition of such term are subject to normal recurring year-end adjustments (which have not been, and will not be, material) and do not include footnotes.

2.7 Absence of Certain Changes. Since the Most Recent Balance Sheet Date, (a) there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Company Material Adverse Effect, and (b) neither the Company nor any Subsidiary has taken any of the actions set forth in paragraphs (a) through (l) and (n) of Section 4.4, (except for the actions set forth in Section 4.4(j) and Section 4.4(n), as such actions may be taken in connection with the matters covered by Section 4.4(j) that have been taken in the Ordinary Course of Business).

2.8 Undisclosed Liabilities. None of the Company and its Subsidiaries has any material liability whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the Most Recent Balance Sheet, (b) liabilities which have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business and (c) contractual and other liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet and which are not material in amount.

2.9 Tax Matters. The Company has filed all Tax Returns and reports as required by law, which were prepared in good faith. The Company has paid all Taxes and other assessments reflected in such returns and reports that have become due and payable, except those contested by it in good faith that are listed in the Disclosure Schedule. The provision for taxes of the Company as shown in the Financial Statements is adequate for Taxes due or accrued as of the date thereof. Since Most Recent Balance Sheet Date the Company has not incurred any Taxes, assessments or governmental charges greater than $20,000 other than in the Ordinary Course of Business and the Company has made adequate provisions on its books of account for all Taxes, assessments and governmental charges with respect to its business, properties and operations for such period. The Company has withheld, or collected from each payment made to each of its employees, the amount of all Taxes, including, but not limited to, federal income taxes, Federal Insurance Contribution Act taxes and Federal Unemployment Tax Act Taxes required to be withheld or collected therefrom, and has paid, or has caused to be paid, the same to the proper tax receiving officers or authorized depositories. The Company has not elected pursuant to the Code, to be treated as a Subchapter S corporation or a collapsible corporation pursuant to Section 1362(a) or Section 341(f) of the Code, nor has it made any other elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation or amortization) that would materially affect the Company, its financial condition, its current business or any of its properties or material assets. The Company has not been advised (a) that any of its returns, federal, state or other, have been or are being audited as of the date hereof, or (b) of any deficiency in assessment or proposed judgment to its federal, state or other Taxes.

2.10 Assets. The Company or the applicable Subsidiary is the true and lawful owner, and has good title to, all of the assets (tangible or intangible) purported to be owned by the Company or the Subsidiaries and necessary for the operation of their respective businesses, free and clear of all Security Interests. Each of the Company and the Subsidiaries owns or leases all tangible assets sufficient for the conduct of its businesses as currently conducted. Such tangible assets are, in the aggregate, free from material defects, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which they are used.

2.11 Owned Real Property. Neither the Company nor its Subsidiaries owns or has ever owned any real property.

2.12 Real Property Leases. Section 2.12 of the Disclosure Schedule lists all Leases. The Company has delivered to the Buyer complete and accurate copies of the Leases identified in such schedule.

2.13 Intellectual Property.

(a) Section 2.13(a) of the Disclosure Schedule lists, to the knowledge of the Company, (i) each patent, patent application, copyright registration or application therefor, mask work registration or application therefor, and trademark, service mark and domain name registration or application therefor of the Company or any Subsidiary and (ii) each Customer Deliverable of the Company or any Subsidiary.

(b) Each of the Company and the Subsidiaries owns or has the right to use all Intellectual Property necessary (i) to use, market and distribute the Customer Deliverables and (ii) to operate the Internal Systems. To the knowledge of the Company, each item of Company Intellectual Property will be owned or available for use by the Buyer or such Subsidiary immediately following the Closing on substantially similar terms and conditions as it was immediately prior to the Closing. The Company or the appropriate Subsidiary has, to the knowledge of the Company, taken all reasonable measures to protect the proprietary nature of each item of Company Intellectual Property, and to maintain in confidence all trade secrets and confidential information, that it owns or uses. No other person or entity has any rights to any of the Company Intellectual Property owned by the Company or the Subsidiaries (except pursuant to agreements or licenses specified in Section 2.13(d) of the Disclosure Schedule or pursuant to licenses granted to the Company’s customers, channel partners (that are immaterial in dollar amount) and resellers in the Ordinary Course of Business), and, to the knowledge of the Company, no other person or entity is infringing, violating or misappropriating any of the Company Intellectual Property.

(c) To the knowledge of the Company, none of the Customer Deliverables, or the marketing, distribution, provision or use thereof, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any person or entity. To the knowledge of the Company, none of the Internal Systems, or the use thereof, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any person or entity. Section 2.13(c) of the Disclosure Schedule lists any written complaint, claim or notice, or written threat thereof, received by the Company or any Subsidiary alleging any such infringement, violation or misappropriation that remains unresolved; and the Company has provided to the Buyer complete and accurate copies of each such written complaint, claim, notice or threat. The Company has provided to the Buyer complete and accurate copies of written claims or disputes known to the Company concerning any Company Intellectual Property.

(d) To the knowledge of the Company, section 2.13(d) of the Disclosure Schedule identifies each license or other agreement pursuant to which the Company or a Subsidiary has licensed, distributed or otherwise granted any rights to any third party with respect to, any Company Intellectual Property (except pursuant to licenses granted to the Company’s customers, channel partners (that are immaterial in dollar amount) and resellers in the Ordinary Course of Business).

(e) Section 2.13(e) of the Disclosure Schedule identifies each item of Company Intellectual Property that is owned by a party other than the Company or a Subsidiary, and the license or agreement pursuant to which the Company or a Subsidiary uses it (excluding (i) off-the-shelf software programs licensed by the Company pursuant to “shrink wrap” licenses and (ii) “embedded” software relating to tangible property used by the Company that is not otherwise incorporated into, or bundled with, any Company Deliverables).

(f) To the knowledge of the Company, all of the copyrightable materials incorporated in or bundled with the Customer Deliverables have been created by employees of the Company or a Subsidiary within the scope of their employment by the Company or a Subsidiary or by independent contractors of the Company or a Subsidiary who have executed agreements expressly assigning all right, title and interest in such copyrightable materials to the Company or a Subsidiary. To the knowledge of the Company, no portion of such copyrightable materials was jointly developed with any third party.

(g) The Customer Deliverables and the Internal Systems (to the extent such Internal Systems are principally used in the provisioning of Customer Deliverables to customers of the Company or any of its Subsidiaries) are free from significant defects or programming errors and, along with the Internal Systems, conform in all material respects to the written documentation, if any, provided to customers of the Company or its Subsidiaries.

(h) Neither the Company nor any Subsidiary has disclosed, or otherwise provided or delivered, any source code to any Company Intellectual Property to any third party.

2.14 Contracts.

(a) Section 2.14 of the Disclosure Schedule lists the following agreements (written or oral) to which the Company or any Subsidiary is a party to the extent any such agreement (i) is currently in effect or (ii) has been terminated on or prior to the date hereof but contains provisions that survived such termination and such provisions are currently in effect (other than provisions that customarily survive such termination and do not relate to the principal business purpose of such agreement and which do not create any material ongoing liability to the Buyer):

(i) any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of $50,000 per annum;

(ii) any agreement (or group of related agreements) (A) between the Company and its top 35 customers (or their known Affiliates) by revenues for the fiscal quarter ended December 31, 2002, (B) relating to the maintenance of equipment involving more than $50,000, and (C) between the Company and its circuit or bandwidth providers involving more than $10,000 per month;

(iii) any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(iv) any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving more than $50,000 or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

(v) any agreement for the disposition of any significant portion of the assets or business of the Company or any Subsidiary (other than sales in the Ordinary Course of Business) or any agreement for the acquisition of the assets or business of any other entity (other than purchases in the Ordinary Course of Business);

(vi) any agreement concerning noncompetition (other than noncompetition agreements entered into between the Company and its employees or consultants and which do not restrict the Company with respect to noncompetition);

(vii) any employment or consulting agreement (other than offer letters for at-will employment for employees that do not provide for any severance benefit upon such employee’s termination in excess of the Company’s standard severance policy set forth on Schedule 2.14(a)(viii) of the Disclosure Schedule);

(viii) any agreement involving any current officer, director or shareholder of the Company other than agreements entered into in connection with (1) the issuance and exercise of Company Options, (2) other common stock purchase agreement to acquire Common Shares entered into with employees and consultants in the form previously provided to the Buyer and (3) agreements entered into with individuals and entities into in connection with the acquisition of Preferred Shares and a Company Warrant on or about May 28, 2000 and September 15, 2000, respectively;

(ix) any buy-sell or barter agreements;

(x) any other agreement (or group of related agreements) either involving more than $50,000 or not entered into in the Ordinary Course of Business.

(b) The Company has delivered or made available to the Buyer a complete and accurate copy of each agreement listed in Section 2.13 or Section 2.14 of the Disclosure Schedule. With respect to each agreement so listed: (i) the agreement is legal, valid, binding and enforceable and in full force and effect; and (ii) neither the Company nor any Subsidiary nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such agreement, and to the knowledge of the Company no event has occurred, is pending or, is threatened in writing, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or any Subsidiary or, to the knowledge of the Company, any other party under such agreement.

2.15 Accounts Receivable. All accounts receivable of the Company and the Subsidiaries (i) reflected on the Most Recent Balance Sheet and (ii) that have arisen since the Most Recent Balance Sheet Date (other than those that have been paid on or prior to the date hereof) are valid receivables subject to no setoffs or counterclaims that have been conveyed to the Company in writing in excess of $10,000. A complete and accurate list of the accounts receivable reflected on the Most Recent Balance Sheet, showing the aging thereof, is included in Section 2.15 of the Disclosure Schedule. Neither the Company nor any Subsidiary has received any written notice from an account debtor stating that any account receivable in excess of $10,000 is subject to any contest, claim or setoff by such account debtor.

2.16 Insurance. Section 2.16 of the Disclosure Schedule lists each insurance policy to which the Company or any Subsidiary is a party, all of which are in full force and effect.

2.17 Litigation. There is no Legal Proceeding that is pending or has been threatened in writing involving the Company or any Subsidiary, except for collection proceedings initiated by the Company and involving amounts not more than $20,000 individually or $100,000 in the aggregate. There are no judgments, orders or decrees outstanding against the Company or Subsidiary.

2.18 Employees.

(a) Section 2.18 of the Disclosure Schedule contains a list of all employees of the Company and each Subsidiary, along with the position and the annual rate of compensation of each such person. Each person employed by the Company or any Subsidiary on or since September 30, 2002 has entered into a confidentiality, non compete, and assignment of inventions agreement with the Company or such Subsidiary, a copy or form of which has previously been delivered to the Buyer (and Section 2.18 of the Disclosure Schedule identifies any such agreement that deviates in any material respect from such form).

(b) Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. The Company has no knowledge of any organizational effort made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to employees of the Company or any Subsidiary.

2.19 Employee Benefits.

(a) The Company has complied in all material respects with all applicable laws relating to wages and hours. The Company has not maintained, sponsored, adopted, made contributions to or obligated itself to make contributions to or to pay any benefits or grant rights under or with respect to any Employee Benefit Plan, plan of deferred compensation, medical plan, life insurance plan, long-term disability plan, dental plan or other plan providing for the welfare of any of the Company’ s or any affiliate’s employees or former employees or beneficiaries thereof, personnel policy, excess benefit plan, bonus or incentive plan (including but not limited to stock options, restricted stock, stock bonus and deferred bonus plans), salary reduction agreement, change-of-control agreement, consulting agreement, worker’s compensation law, unemployment compensation law, social security law or any other benefit program or contract, except as required by law.

(b) Section 2.19(b) of the Disclosure Schedule sets forth (i) a complete and accurate list of all Company Plans and (ii) the policy of the Company and any Subsidiary with respect to accrued vacation, accrued sick time and earned time off and the amount of such liabilities as of February 28, 2003.

2.20 Environmental Matters. The Company has complied in all material respects with all applicable Environmental Laws. There is no pending, or, to the knowledge of the Company, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving the Company. The Company has no liabilities or obligations arising from the release of any Materials of Environmental Concern into the environment. The Company is not a party to or bound by any court order, administrative order, consent order or other agreement between the Company and any Governmental Entity entered into in connection with any legal obligation or liability arising under any Environmental Law.

2.21 Legal Compliance. Each of the Company and the Subsidiaries is currently conducting, and have at all times since inception conducted, their respective businesses in compliance with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Subsidiary has received any written notice or written communication from any Governmental Entity alleging noncompliance with any applicable law, rule or regulation.

2.22 Certain Business Relationships With Affiliates. No officer, director or Affiliate of the Company or any Subsidiary, or any shareholder of the Company (a) owns any property or right, tangible or intangible, which is used in the business of the Company or any Subsidiary, (b) has made any claim or has any cause of action against the Company or any Subsidiary, or (c) is indebted to or owes any money to, or is owed any money by, the Company or any Subsidiary (other than amounts in respect of salary and wages, travel and entertainment expenses, paid time off incurred or accrued by the Company, all incurred in the Ordinary Course of Business payable in the capacity as a director or an employee of the Company or any Subsidiary). Section 2.22 of the Disclosure Schedule describes any transactions or relationships between the Company or a Subsidiary and any officer, director or shareholder thereof which occurred or have existed since the beginning of the time period covered by the Financial Statements.

2.23 Brokers’ Fees. Neither the Company nor any Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

2.24 Books and Records. The minute books and other similar records of the Company and each Subsidiary contain complete and accurate records of all actions taken since January 1, 1999 at any meetings of the Company’s or such Subsidiary’s shareholders, board of directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

AND THE TRANSITORY SUBSIDIARY

Each of the Buyer and the Transitory Subsidiary represents and warrants to the Company that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing.

3.1 Organization and Corporate Power. Each of the Buyer and the Transitory Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation. The Buyer has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

3.2 Authorization of Transaction. Each of the Buyer and the Transitory Subsidiary has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Buyer and the Transitory Subsidiary of this Agreement and the consummation by the Buyer and the Transitory Subsidiary of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer and Transitory Subsidiary, respectively. This Agreement has been duly and validly executed and delivered by the Buyer and the Transitory Subsidiary and constitutes a valid and binding obligation of the Buyer and the Transitory Subsidiary, enforceable against them in accordance with its terms.

3.3 Noncontravention. Subject to the filing of the Merger Filings as required by the California General Corporation Law and the Delaware General Corporation Law statute, neither the execution and delivery by the Buyer or the Transitory Subsidiary of this Agreement, nor the consummation by the Buyer or the Transitory Subsidiary of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the charter or By-laws of the Buyer or the Transitory Subsidiary, (b) require on the part of the Buyer or the Transitory Subsidiary any filing with, or Permit of, any Governmental Entity, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any material contract or material instrument to which the Buyer or the Transitory Subsidiary is a party or by which either is bound or to which any of their assets are subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which would not adversely affect the consummation of the transactions contemplated hereby, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or the Transitory Subsidiary or any of their properties or assets.

3.4 Brokers’ Fees. Neither the Buyer nor the Transitory Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

3.5 Financing. The Buyer has or shall have sufficient cash on hand and shall provide, or cause to be provided, at such time or times as such funds are required, to pay the Merger Consideration.

ARTICLE IV

COVENANTS

4.1 Closing Efforts. Each of the Parties shall use its Reasonable Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Best Efforts to ensure that (i) its representations and warranties remain true and correct in all material respects through the Closing Date and (ii) the conditions to the obligations of the other Parties to consummate the Merger are satisfied.

4.2 Governmental Notices and Consents. Each Party shall use its Reasonable Best Efforts to obtain, at its expense, all Permits from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement.

4.3 Shareholder Approval.

(a) The Company shall use its Reasonable Best Efforts to obtain, as promptly as practicable, the Requisite Shareholder Approval, either at a special meeting of shareholders or pursuant to a written shareholder consent, all in accordance with the applicable requirements of the California General Corporation Law. In connection with such special meeting of shareholders or written shareholder consent, the Company shall provide to its shareholders a disclosure statement, which shall include the material terms of the Merger and related transactions and a statement that appraisal rights are available for the Company Shares pursuant to Section 1309 of the California General Corporation Law and a copy of such Section 1309. The Company, acting through its Board of Directors, shall include in such disclosure statement the unanimous recommendation of its Board of Directors that the shareholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger.

(b) The Company shall ensure that the disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that the Company shall not be responsible for the accuracy or completeness of any information concerning the Buyer or the Transitory Subsidiary furnished by the Buyer in writing for inclusion in the disclosure statement).

(c) The Key Shareholders each agree (i) to vote all Company Shares that are beneficially owned by him, her or it in favor of the adoption of this Agreement and the approval of the Merger and (ii) not to vote any Company Shares in favor of any other acquisition (whether by way of merger, consolidation, share, exchange, stock purchase or asset purchase) of all or a majority of the outstanding capital stock or assets of the Company. This Section 4.3(c) shall terminate and be of no further force or effect in the event this Agreement is terminated pursuant to the terms of Article VI hereof.

(d) Each of the Key Shareholders hereby severally represent and warrant that he, she or it (i) beneficially owns all of the Company Shares set forth opposite his, her or its name on the signature pages hereto, (ii) has good and marketable title to such Company Shares, free and clear of any claims, liens, encumbrances and security interests whatsoever (ii) owns no shares of Company capital stock other than the Company Shares set forth on the signature pages hereto and (iii) has sole voting power, without restrictions, with respect to all of such Company Shares.

4.4 Operation of Business. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Closing, the Company shall (and shall cause each Subsidiary to) conduct its operations only in the Ordinary Course of Business and in material compliance with all applicable laws and regulations and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect (normal customer attrition in the Ordinary Course of Business notwithstanding). Without limiting the generality of the foregoing, prior to the Closing, the Company shall not (and shall cause each Subsidiary not to), without the written consent of the Buyer:

(a) issue or sell any stock or other securities of the Company or any Subsidiary or any options, warrants or rights to acquire any such stock or other securities (except pursuant to the conversion or exercise of Preferred Shares, or Company Warrants outstanding on the date hereof), or amend any of the terms of any Company Options, Company Warrants or restricted stock agreements, or repurchase or redeem any stock or other securities of the Company (other than pursuant to the agreements attached hereto as Exhibits E-G);

(b) split, combine or reclassify any shares of its capital stock; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(c) create, incur or assume any indebtedness (including obligations in respect of capital leases) in excess of $10,000 in the aggregate; assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity in excess of $10,000 in the aggregate; or make any loans, advances, other than advances to employees of the Company in respect of travel, business development and other similar expenses in the Ordinary Course of Business, or capital contributions to, or investments in, any other person or entity;

(d) enter into, adopt or amend any Employee Benefit Plan or any employment or severance agreement or arrangement or (except for normal increases in the Ordinary Course of Business for employees who are not Affiliates) increase in any manner the compensation or fringe benefits of, or materially modify the employment terms of, its directors, officers or employees, generally or individually, or pay any bonus or other benefit to its directors, officers or employees (except for existing payment obligations listed in Section 2.19 of the Disclosure Schedule) or hire any new officers or any new employees;

(e) acquire, sell, lease, license or dispose of any material assets or property (including any shares or other equity interests in or securities of any Subsidiary or any corporation, partnership, association or other business organization or division thereof), other than sales, leases, licenses or dispositions of assets in the Ordinary Course of Business;

(f) mortgage or pledge any of its property or assets or subject any such property or assets to any Security Interest;

(g) discharge or satisfy any Security Interest or pay any material obligation or liability other than in the Ordinary Course of Business;

(h) amend its charter, by-laws or other organizational documents;

(i) change its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP, or make any new elections, or changes to any current elections, with respect to Taxes;

(j) except as set forth on Section 4.4(j) of the Disclosure Schedule, enter into, amend, terminate, take or omit to take any action that would reasonably be expected to constitute a violation of or default under, or waive any material rights under, any contract or agreement of a nature required to be listed in Section 2.12, Section 2.13 or Section 2.14 of the Disclosure Schedule;

(k) make or commit to make any capital expenditure in excess of $25,000 per item or $50,000 in the aggregate;

(l) institute or settle any Legal Proceeding;

(m) take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties of the Company set forth in this Agreement qualified as to materiality becoming untrue in any respect, (ii) any of the representations and warranties of the Company set forth in this Agreement not qualified as to materiality becoming untrue in any material respect, (iii) any of the conditions to the Merger set forth in Article V qualified as to materiality not being satisfied in any respect or (iv) any of the conditions to the Merger set forth in Article V not qualified as to materiality not being satisfied in any material respect; or

(n) agree in writing or otherwise to take any of the foregoing actions.

4.5 Access to Information. The Company shall (and shall cause each Subsidiary to) permit representatives of the Buyer to have full access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company and the Subsidiaries) to all premises, properties, financial, tax and accounting records (including the work papers of the Company’s independent accountants), contracts, other records and documents, and personnel, of or pertaining to the Company and each Subsidiary.

4.6 Notice of Breaches.

(a) From the date of this Agreement until the Closing, the Company shall promptly deliver to the Buyer supplemental information known to the Company concerning events or circumstances occurring subsequent to the date hereof which would render any representation, warranty or statement made by the Company under this Agreement or in the Disclosure Schedule, or by the Key Shareholders in Section 4.3(d), inaccurate or incomplete in any material respect at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or the Disclosure Schedule.

(b) From the date of this Agreement until the Closing, the Buyer shall promptly deliver to the Company supplemental information known to the Buyer concerning events or circumstances occurring subsequent to the date hereof which would render any representation or warranty made by the Buyer or the Transitory Subsidiary in this Agreement inaccurate or incomplete in any material respect at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation or warranty in this Agreement

4.7 Exclusivity.

(a) The Company shall not, and the Company shall require each of its officers, directors, employees, representatives and agents not to, directly or indirectly, (i) initiate, solicit, or encourage any inquiry, proposal, offer or discussion with any party (other than the Buyer) concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving the Company, any Subsidiary or any division of the Company, (ii) furnish any non-public information concerning the business, properties or assets of the Company, any Subsidiary or any division of the

Company to any party (other than the Buyer) or (iii) engage in discussions or negotiations with any party (other than the Buyer) concerning any such transaction.

(b) The Company shall promptly notify any party with which discussions or negotiations of the nature described in paragraph (a) above were pending that the Company is terminating such discussions or negotiations. If the Company receives any inquiry, proposal or offer of the nature described in paragraph (a) above, the Company shall, within one business day after such receipt, notify the Buyer of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer.

4.8 Expenses. Each of the Parties shall bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that if the Merger is consummated, the Company and the Subsidiaries shall not incur more than an aggregate of $650,000 in costs and expenses (including legal and accounting fees and expenses) in connection with the Merger.

4.9 Surviving Corporation Indemnification of Company Officers and Directors. The Buyer shall not, for a period of five years after the Closing, take any action to materially alter or impair any exculpatory or indemnification provisions now existing in the Articles of Incorporation or By-laws of the Company (which shall survive the Merger and be included in the Articles of Incorporation and By-laws of the Surviving Corporation in all material respects) for the benefit of any individual who served as a director or officer of the Company at any time prior to the Closing, except for any changes which may be required to conform with changes in applicable law and any changes which do not affect the application of such provisions to acts or omissions of such individuals prior to the Closing.

ARTICLE V

CONDITIONS TO CONSUMMATION OF MERGER

5.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the Merger are subject to this Agreement and the Merger receiving the Requisite Shareholder Approval.

5.2 Conditions to Obligations of the Buyer and the Transitory Subsidiary. The obligation of each of the Buyer and the Transitory Subsidiary to consummate the Merger is subject to the satisfaction (or waiver by the Buyer) of the following additional conditions:

(a) the number of Dissenting Shares shall not exceed 5% of the number of outstanding Common Shares as of the Effective Time (calculated after giving effect to the conversion into Common Shares of all outstanding Preferred Shares);

(b) the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (ii) for changes contemplated by this Agreement and (iii) where the failure to be true and correct (without regard to any materiality or Company Material Adverse Effect qualifications contained therein), individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect);

(c) the Company shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(d) the Company shall have at least $8,082,019 in cash on hand, not more than $2,160,163 of which shall be classified or held as “restricted cash”;

(e) no Legal Proceeding shall be pending or threatened in writing wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation or (iii) have, individually or in the aggregate, a Company Material Adverse Effect, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(f) the Company shall have delivered to the Buyer and the Transitory Subsidiary the Company Certificate;

(g) the Buyer shall have received copies of the resignations, effective as of the Closing, of each director and officer of the Company and the Subsidiaries;

(h) the Buyer shall have received from counsel to the Company an opinion in the form attached hereto as Exhibit A, addressed to the Buyer and the Transitory Subsidiary dated as of the Closing Date;

(i) the Company shall have terminated the Amended and Restated Investors’ Rights Agreement, dated as of September 15, 2000, by and among the Company and the other parties thereto, and such termination shall be in full force and effect at the Effective Time;

(j) the Company shall have (i) terminated the Capacity Buy-Sell Agreement, dated as of April 4, 1999, by and between the Company and Williams Communications, LLC (“WilTel”) and the Binding Letter of Intent, dated as of October 1, 2002, by and between the Company and Wiltel, and (ii) entered into a Binding Letter of Intent in the form attached hereto as Exhibit B and such Binding Letter of Intent shall be in full force and effect at the Effective Time;

(k) Antonio P. Salerno shall have executed and delivered a Release Agreement in the form attached hereto as Exhibit C and such Release Agreement shall be in full force and effect at the Effective Time;

(l) the Company shall have entered into a Termination and Release Agreement with respect to the Engagement Letter, dated June 26, 2002, by and among Alliant Partners and the Company, in the form attached hereto as Exhibit D, and such Termination and Release Agreement shall be in full force and effect at the Effective Time;

(m) the Company shall have terminated its 401(k) plan immediately prior to the Effective Time;

(n) each of William Dyer, Liran Gordon and Timothy Campbell shall have entered into release agreements in substantially the form attached hereto as Exhibit E, Exhibit F and Exhibit G, respectively, and each such agreement shall be in full force and effect at the Effective Time; and

(o) the Buyer shall have received such other certificates and instruments (including certificates of good standing of the Company and the Subsidiaries in their jurisdiction of organization and the various foreign jurisdictions in which they are qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

5.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions:

(a) the representations and warranties of the Buyer and the Transitory Subsidiary set forth in the first sentence of Section 3.1 and in Section 3.2 and any representations and warranties of the Buyer and the Transitory Subsidiary set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of the Buyer and the Transitory Subsidiary set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date);

(b) each of the Buyer and the Transitory Subsidiary shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(c) no Legal Proceeding shall be pending or threatened in writing wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(d) the Buyer shall have delivered to the Company the Buyer Certificate; and

(e) the Company shall have received such other certificates and instruments (including certificates of good standing of the Buyer and the Transitory Subsidiary in their jurisdiction of organization, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

ARTICLE VI

TERMINATION

6.1 Termination of Agreement. The Parties may terminate this Agreement prior to the Closing (whether before or after Requisite Shareholder Approval), as provided below:

(a) the Parties may terminate this Agreement by mutual written consent;

(b) the Buyer may terminate this Agreement by giving written notice to the Company in the event the Company is in breach of any representation, warranty or covenant contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in clauses (c) or (d) of Section 5.2 not to be satisfied and (ii) is not cured within 10 days following delivery by the Buyer to the Company of written notice of such breach;

(c) the Company may terminate this Agreement by giving written notice to the Buyer in the event the Buyer or the Transitory Subsidiary is in breach of any representation, warranty or covenant contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in clauses (a) or (b) of Section 5.3 not to be satisfied and (ii) is not cured within 10 days following delivery by the Company to the Buyer of written notice of such breach;

(d) any Party may terminate this Agreement by giving written notice to the other Parties at any time after the shareholders of the Company have voted on whether to approve this Agreement and the Merger in the event this Agreement and the Merger failed to receive the Requisite Shareholder Approval (unless the failure results primarily from a breach by such Party or its Affiliates);

(e) the Buyer may terminate this Agreement by giving written notice to the Company (A) if the Closing shall not have occurred on or before April 1, 2003 but only if (i) the Company has failed to satisfy any condition precedent under Section 5.1 or Section 5.2 as of such date (unless such failure results primarily from a breach by the Buyer or the Transitory Subsidiary of any representation, warranty or covenant contained in this Agreement) and (ii) the Buyer has certified to the Company, in writing, that is has fully satisfied the conditions precedent set forth in Section 5.3 on and as of such date; or (B) if the Closing shall not have occurred on or before April 4, 2003 but only if (i) the Company has failed to satisfy any condition precedent under Section 5.1 or Section 5.2 as of such date (unless such failure results primarily from a breach by the Buyer or the Transitory Subsidiary of any representation, warranty or covenant contained in this Agreement) and (ii) the Buyer has certified to the Company, in writing, that is has fully satisfied the conditions precedent set forth in Section 5.3 on and as of such date; or

(f) the Company may terminate this Agreement by giving written notice to the Buyer and the Transitory Subsidiary if (A) the Closing shall not have occurred on or before April 1, 2003 but only if (i) the Buyer has failed to satisfy any condition precedent under Section 5.3 or has failed to indicate to the Company its readiness to promptly take the actions required on the part of the Buyer as set forth in Section 1.3(c) and (d) hereof as of such date (unless such failure results primarily from a breach by the Company of any representation, warranty or covenant contained in this Agreement) and (ii) the Company has certified to the Buyer, in writing, that it has fully satisfied the conditions precedent set forth in Section 5.1 and 5.2 on and as of such date; or (B) the Closing shall not have occurred on or before April 4, 2003 but only if (i) the Buyer has failed to satisfy any condition precedent under Section 5.3 or has failed to indicate to the Company its readiness to promptly take the actions required on the part of the Buyer as set forth in Section 1.3(c) and (d) hereof as of such date (unless such failure results primarily from a breach by the Company of any representation, warranty or covenant contained in this Agreement) and (ii) the Company has certified to the Buyer, in writing, that is has fully satisfied the conditions precedent set forth in Section 5.1 and 5.2 on and as of such date.

6.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 6.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party for willful breaches of this Agreement); provided, however, that the terms of the Confidentiality Agreement shall survive such termination.

ARTICLE VII

DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“Affiliate” shall mean any affiliate, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

“Buyer” shall have the meaning set forth in the first paragraph of this Agreement.

“Buyer Certificate” shall mean a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to Legal Proceedings involving the Buyer or the Transitory Subsidiary) of Section 5.3 is satisfied in all respects.

“CERCLA” shall mean the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Certificate” shall have the meaning set forth in Section 1.10(a).

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Closing Date” shall mean April 1, 2003, subject to the satisfaction or waiver of all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery at the Closing of any of the documents set forth in Article V), or such other date as may be mutually agreeable to the Parties.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Shares” shall mean the shares of common stock, $0.0001 par value per share, of the Company.

“Company” shall have the meaning set forth in the first paragraph of this Agreement.

“Company Certificate” shall mean a certificate to the effect that each of the conditions specified in Section 5.1 and clauses (a) through (e) (insofar as clause (e) relates to Legal Proceedings involving the Company or a Subsidiary) of Section 5.2 is satisfied in all respects.

“Company Intellectual Property” shall mean the Intellectual Property owned by or licensed to the Company or a Subsidiary and covering, incorporated in, underlying or used in connection with the Customer Deliverables or the Internal Systems.

“Company Material Adverse Effect” shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, (a) the business, assets, liabilities, financial condition, or results of operations of the Company and the Subsidiaries, taken as a whole, or (b) the ability of the Buyer to operate the business of the Company and the Subsidiaries, taken as a whole, immediately after the Closing as such businesses are being operated as of the date hereof, except for changes, events, circumstances, developments or material adverse effects directly affecting the Buyer that are unrelated to this Agreement, the Merger or the Company and except for any adverse change, event, circumstance or development primarily arising out of or resulting from (i) factors generally affecting the specific industry or markets in which the Company competes (ii) the initiation of armed hostilities between the United States and Iraq and (iii) the pendency or announcement of the transactions contemplated by this Agreement. Buyer acknowledges that the Merger is a business combination transaction through which the Buyer will purchase a financially distressed company and that the Company’s state of financial distress as it exists on and as of the date hereof shall be considered in determining the existence of a Company Material Adverse Effect. For the avoidance of doubt, the parties agree that the terms “material”, “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Company Material Adverse Effect.

“Company Option” shall mean each option to purchase or acquire Common Shares.

“Company Plan” shall mean any Employee Benefit Plan maintained, or contributed to, by the Company or any Subsidiary.

“Company Shares” shall mean the Common Shares and the Preferred Shares together.

“Company Stock Plan” shall mean any stock option plan or other stock or equity-related plan of the Company and its Subsidiaries, including the Company’s 1998 Stock Option Plan, The 2000 Netherlands Stock Option Plan, The 2000 United Kingdom Stock Option Plan, The 2000 Belgium Stock Option Plan and The 2000 France Stock Option Plan.

“Company Shareholders” shall mean the shareholders of record of the Company immediately prior to the Effective Time.

“Company Warrant” shall mean each warrant or other contractual right to purchase or acquire Company Shares, provided that Company Options and Preferred Shares shall not be considered Company Warrants.

“Customer Deliverables” shall mean (a) the products that the Company or any Subsidiary currently markets, sells or licenses, or (b) the services that the Company or any Subsidiary currently provides.

“Disclosure Schedule” shall mean the disclosure schedule provided by the Company to the Buyer on the date hereof and accepted in writing by the Buyer, as the same may be supplemented pursuant to Section 4.6.

“Dissenting Shares” shall mean Company Shares held as of the Effective Time by a Company Shareholder who has not voted such Company Shares in favor of the adoption of this Agreement and the Merger and with respect to which appraisal shall have been duly demanded and perfected in accordance with Chapter 13 of the California General Corporation Law and not effectively withdrawn or forfeited prior to the Effective Time.

“Effective Time” shall mean the time at which the Surviving Corporation files the applicable Merger Filings with the Secretary of State of the State of California and the Secretary of the State of the State of Delaware.

“Employee Benefit Plan” shall mean any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation.

“Environmental Law” shall mean any federal, state or local law, statute, rule, order, directive, judgment, Permit or regulation or the common law relating to the environment, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (a) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (b) air, water and noise pollution; (c) groundwater and soil contamination; (d) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (e) transfer of interests in or control of real property which may be contaminated; (f) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (g) the protection of wild life, marine life and wetlands, and endangered and threatened species; (h) storage tank, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (i) health and safety of employees and other persons. As used above, the term “release” shall have the meaning set forth in CERCLA.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Shares” means Common Shares owned beneficially by the Buyer or the Transitory Subsidiary, Dissenting Shares and Common Shares held in the Company’s treasury.

“Financial Statements” shall mean (a) the audited consolidated balance sheets and statements of income, changes in shareholders’ equity and cash flows of the Company as of the end of and for each of the last three fiscal years, and (b) the Most Recent Balance Sheet and the unaudited consolidated statements of income, changes in shareholders’ equity and cash flows for the twelve months ended as of the Most Recent Balance Sheet Date.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“Intellectual Property” shall mean all (a) patents, patent applications, patent disclosures and all related continuation, continuation-in-part, divisional, reissue, reexamination, utility model, certificate of invention and design patents, patent applications, registrations and applications for registrations; (b) trademarks, service marks, trade dress, Internet domain names, logos, trade names and corporate names and registrations and applications for registration thereof; (c) copyrights and registrations and applications for registration thereof; (d) mask works and registrations and applications for registration thereof; (e) computer software, data and documentation; (f) inventions, trade secrets and confidential business information, whether patentable or nonpatentable and whether or not reduced to practice, know-how, manufacturing and product processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information; (g) other proprietary rights relating to any of the foregoing (including remedies against infringements thereof and rights of protection of interest therein under the laws of all jurisdictions); and (h) copies and tangible embodiments thereof.

“Internal Systems” shall mean the internal systems of the Company or any Subsidiary that are used in its business or operations, including computer hardware systems, software applications and embedded systems.

“Key Shareholders” means the following shareholders of the Company: Summit V Advisors Fund, L.P., Summit V Companion Fund, L.P., Summit Investors III, L.P., Summit V Advisors Fund (QP), L.P., Summit Ventures V, L.P., and Antonio P. Salerno.

“Lease” shall mean any lease or sublease currently in effect pursuant to which the Company or a Subsidiary leases or subleases from another party any real property.

“Legal Proceeding” shall mean any action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator.

“Materials of Environmental Concern” shall mean any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such materials) listed or subject to regulation under any applicable law, statute, rule, regulation, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Merger” shall mean the merger of the Transitory Subsidiary with and into the Company in accordance with the terms of this Agreement.

“Merger Consideration” shall mean the payment which the Company Shareholders and holders of Subject Common Shares are entitled to receive pursuant to Sections 1.5.

“Merger Filings” shall mean (i) the certificate of merger to be filed with the Secretary of State of the State of Delaware and (ii) the agreement of merger, together with the required officers’ certificates of the Company, prepared and executed in accordance with Section 1103 of the California General Corporation Law, in case, in form and substance reasonably satisfactory to the Buyer.

“Most Recent Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company as of the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” shall mean December 31, 2002.

“Optionee” shall mean a holder of a Company Option.

“Ordinary Course of Business” shall mean the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

“Parties” shall mean the Buyer, the Transitory Subsidiary and the Company.

“Permits” shall mean all permits, licenses, registrations, certificates, orders, approvals, consents, authorizations, waivers, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

“Preferred Payment Amount” has the meaning set forth in Sections 1.5(b).

“Preferred Shares” shall mean the shares of Series A Preferred Stock, $0.0001 par value of the Company.

“Reasonable Best Efforts” shall mean best efforts, to the extent commercially reasonable.

“Requisite Shareholder Approval” shall mean the adoption of this Agreement and the approval of the Merger by (a) a majority of the votes represented by the outstanding Company Shares entitled to vote on this Agreement and the Merger, (b) a majority of the votes represented by the outstanding Common Shares entitled to vote on this Agreement and the Merger and (c) a majority of the votes represented by the outstanding Preferred Shares entitled to vote on this Agreement and the Merger.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securityholders” shall mean the Company Shareholders and the holders of Subject Common Shares.

“Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s, and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business of the Company and not material to the Company.

“Subsidiary” shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Company (or another Subsidiary) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Surviving Corporation” shall mean the Company, as the surviving corporation in the Merger.

“Taxes” shall mean all taxes, charges, fees, levies or other similar assessments or liabilities, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

“Tax Returns” shall mean all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

“Transitory Subsidiary” shall have the meaning set forth in the first paragraph of this Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1 Survival. All representations and warranties of the Company and the Buyer shall expire at the Effective Time; provided, however, nothing herein shall prevent or otherwise inhibit the Buyer, the Surviving Corporation or their respective affiliates from making one or more claims against Company Shareholders based on legal principles of fraud or willful misconduct.

8.2 Press Releases and Announcements. No Party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law, regulation or stock market rule (in which case the disclosing Party shall use reasonable efforts to advise the other Parties and provide them with a copy of the proposed disclosure prior to making the disclosure).

8.3 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

8.4 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement, dated August 23, 2002, by and between the Buyer and the Company (the “Confidentiality Agreement”) shall remain in effect in accordance with its terms.

8.5 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties; provided that the Transitory Subsidiary may assign its rights, interests and obligations hereunder to an Affiliate of the Buyer.

8.6 Counterparts and Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

8.7 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

8.8 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Company: Conxion Corporation 4201 Burton Drive Santa Clara, California 95054-1512 Attn: General Counsel Tel: (408) 566-8500 Fax: (408) 653-4793	With Copy to: Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, California 94304-1050 Attn: Robert G. Day, Esq. Tel: (650) 493-9300 Fax: (650) 493-6811

If to the Buyer or the Transitory Subsidiary: NaviSite, Inc. 400 Minuteman Road Andover, MA 01810 Attn: General Counsel Tel: (978) 946-8652 Fax: (978) 946-7803	With Copy to: Hale and Dorr LLP 60 State Street Boston, MA 02109 Attn: Philip P. Rossetti, Esq. Tel: (617) 526-6439 Fax: (617) 526-5000

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

8.9 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of California.

8.10 Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Closing; provided, however, that any amendment effected subsequent to the Requisite Shareholder Approval shall be subject to any restrictions contained in the California General Corporation Law. Any amendment or waiver of this Agreement after the Closing must have the approval of the Securityholder Representative. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties necessary to effect such amendment or waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

8.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

8.12 Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Any reference herein to “including” shall be interpreted as “including without limitation.” Any reference to any Article, Section or paragraph shall be deemed to refer to an Article, Section or paragraph of this Agreement, unless the context clearly indicates otherwise.

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IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger as of the date first above written.

NAVISITE, INC.

By:	/s/ ARTHUR BECKER
Name:	Arthur Becker
Title:	Chief Executive Officer

UNION ACQUISITION CORP

By:	/s/ ARTHUR BECKER
Name:	Arthur Becker
Title:	Chief Executive Officer

CONXION CORPORATION

By:	/s/ ANTONIO P. SALERNO
Name:	Antonio P. Salerno
Title:	Chief Executive Officer

The following shareholders of the Company hereby execute this Agreement for the limited purpose of agreeing to and becoming bound by the provisions of Section 4.3(c) and (d).

SUMMIT V ADVISORS FUND, L.P. SUMMIT V COMPANION FUND, L.P. SUMMIT INVESTORS III, L.P. SUMMIT V ADVISORS FUND (QP), L.P., SUMMIT VENTURES V, L.P.

6,172,840 Company Preferred Shares	By:	/s/ WALTER G. KORTSCHAK
	Name:	Walter G. Kortschak
	Title:	Managing Partner

77,500,000 Company Shares	/s/ ANTONIO P. SALERNO
Antonio P. Salerno

Signature Page to Agreement and Plan of Merger